MANHATTAN MINERALS CORP.
                          NEWS RELEASE

October 4, 2002

Toronto Stock Exchange
Trading Symbol:  MAN

              MANHATTAN ANNOUNCES PRIVATE PLACEMENT

Manhattan Minerals Corp. ("Manhattan") is pleased to announce that it has arranged for a proposed private placement of a maximum of 2,500 units of Manhattan at a price of Cdn.$1,000 per unit. Each unit will be composed of $1,000 principal amount non interest bearing convertible redeemable notes and 1,960 non-transferable common share purchase warrants. Each note may be redeemed by Manhattan by paying to the holder the principal amount owing plus a premium ranging from 7.5% to 20% of the amount being redeemed, depending on the date of such redemption. Each note is convertible into common shares of Manhattan at a conversion price equal to the greater of Cdn.$0.40 and the market price of the common shares at the time of conversion less a maximum allowable discount. The notes have a 3 year term. Each warrant will entitle the holder to purchase one common share of Manhattan at any time until the third anniversary of the closing date of the Private Placement at an exercise price of $0.51 per common share.

The Private Placement is subject to receipt by Manhattan of all necessary regulatory approvals, including the approval of The
Toronto Stock Exchange.

The net proceeds received by Manhattan from the sale of the Units will be used to fund ongoing work at Manhattan's Tambogrande
Project, and for working capital purposes.

Manhattan is engaged in the acquisition, exploration and development of natural resource properties. Manhattan's focus is in northern Peru, where its principal properties are located.

For further information please contact:
Lawrence Glaser
Chairman
Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE
US.